Exhibit 99.12

ZenaTech Advances IQ Nano Indoor Drone Platform with New AI-Enabled LED Camera System for Commercial and Defense Inventory and Security Applications

Vancouver, British Columbia (June 25, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces the development of a new AI-enabled camera system with integrated LED light illumination for its ZenaDrone IQ Nano autonomous indoor drone platform. Designed and manufactured by the company’s Spider Vision Sensors subsidiary in Taiwan, the new vision system enhances low-light operations to optimize drone-based inventory management, security, inspection, and defense logistics applications. The first prototype units are undergoing testing and evaluation at the Company’s ZenaDrone Sharjah, UAE facility, while an additional 20 to 30 units are currently being produced to support expanded trials and future deployments.

"The new camera system further enhances the IQ Nano's capabilities as a unique AI-powered drone platform driving considerable automation benefits for both commercial and defense customers," said Dr. Shaun Passley, ZenaTech CEO. "By combining advanced imaging, integrated LED illumination, and AI-driven analytics, we are improving operational visibility, data accuracy, and decision-making in challenging dimly lit indoor warehouse environments. This development supports our strategy of delivering intelligent drone solutions that increase efficiency, reduce costs, and improve mission readiness."

The IQ Nano drone platform is engineered to operate in GPS-denied, confined, and high-risk environments where traditional systems and personnel face operational challenges. The drone platform is designed to automate inventory management by accurately scanning barcodes and tracking assets in warehouses, armories, and logistics facilities, reducing manual labor, minimizing human error, and improving operational safety. Equipped to operate with HD or thermal imaging, autonomous navigation, obstacle avoidance, and AI-powered anomaly detection, the platform also enables secure indoor surveillance of command centers, ammunition depots, and other restricted facilities.

The new lightweight 155-gram camera module combines advanced imaging, onboard LED lighting, and AI-powered analytics to improve visibility and data capture in low-light environments. Integrated with the IQ Nano's software platform, the new vision system is built to enhance asset identification, inventory verification, anomaly detection, and operational reporting, enabling faster and more accurate decision-making for commercial and defense applications.

The enhanced IQ Nano platform is designed for commercial and defense applications where speed, precision, and real-time intelligence are critical. In commercial environments, it automates inventory management, asset tracking, inspections, and facility monitoring, while for defense and government users, it supports logistics operations, inventory verification, equipment inspections, and surveillance within secure facilities. AI-powered analytics and low-light imaging enable faster, more accurate data collection and operational decision-making. Designed to operate individually or as part of a coordinated drone fleet, the IQ Nano is built to support simultaneous operations across large or complex facilities.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua, for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.